Supplement

 This Form 4 is being jointly filed by Pacific Electric Wire & Cable Co., Ltd., a company limited by shares formed under the laws of the Republic of China (PEWC), Pacific USA Holdings Corp., a Texas corporation (PUSA), and Pacific Holdings Group, a Nevada corporation (PHG).  PHG is a wholly-owned subsidiary of PUSA, which is a wholly-owned subsidiary of PEWC.

 Pursuant to an Acquisition Agreement (the Acquisition Agreement) entered into as of August 18, 2004 by and among PHG, Pacific Financial Group, Inc. (PFG, and collectively with PHG, the Sellers), AutoCorp Acquisition Partners (the Purchaser) and AutoCorp Equities, Inc. (the Company), on August 20, 2004 PHG sold all of the stock of the Company held by it to Partners.  The Purchaser is a partnership formed by Charles Norman and Peter Ubaldi, the President and Executive Vice President of the Company respectively.

      The Purchaser acquired the stock of the Sellers by (1) delivering the personal guarantees of Messrs. Norman and Ubaldi to Far East National Bank (FENB) to obtain the release of the guarantee by PEWC discussed below; and (2) agreeing the Company could make the transfers and give the releases to PHG described (and in the amounts indicated) below; simultaneously with PHG funding and canceling the obligations of the Company described (and in the amounts indicated) below.  No cash was paid by the Purchaser to the Sellers for the stock.

      PEWC had provided a guarantee to FENB in connection with a $10 million revolving credit facility from FENB to AFCO Receivables Funding Corp., an indirect subsidiary of the Company.  At the date of the closing of the Acquisition Agreement, there was $661,796.39 outstanding under the revolving credit facility.  It was a condition to the closing that PEWC be released from its guarantee.

      The Purchaser agreed the Company could transfer to PHG (i) the entire ownership of certain residual interests in securitization assets, which were then on the books of American Finance Company, Inc., an indirect subsidiary of the Company, in the amount of $2 million; (ii) the balances in certain bank accounts of the Company and its subsidiaries in the amount of $404.88; and (iii) a 1993 Lexus automobile owned by AutoCorp Financial Services, Inc., a wholly owned subsidiary of the Company; along with the agreement of the Company to transfer subsequent to the closing any other assets not directly associated with the Company's primary business of automobile sub-prime loan acquisition.

      The Purchaser also agreed the Company and the Company's subsidiaries could release PHG and its affiliates from certain receivables due from them to the Company in the amount of $37,395.

      Simultaneously with the transfers and releases by the Company, PHG funded or agreed to fund certain historical payroll obligations in the amount of $173,851.66 and loan portfolio obligations of the Company in the amount of $56,000, and to cancel certain obligations owed to PHG and its affiliates by the Company and the Company's subsidiaries in the amount of $4,139,880.

      As part of the transaction, PHG secured the release of 35 million shares of restricted Company common stock pledged to FENB in connection with an outstanding loan to PHG and an affiliate of PHG.  Such shares are part of the 94,000,000 shares of common stock sold to the Purchaser.

Exhibit 99